Exhibit 99.1

January 27, 2015	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT PANTHER SILVER INTERSECTS 13.82 METRES ASSAYING
4.99g/t GOLD AND 194g/t SILVER IN SAN IGNACIO MINE

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE MKT: GPL) ("Great Panther”; the “Company") is releasing the final results of the 2014 drill program at its San Ignacio satellite mine, which is part of the Company's wholly-owned Guanajuato Mine Complex in Guanajuato, Mexico.  The 3,728 metre surface drill program successfully extended the continuity of high grade silver-gold mineralization for approximately 300 metres south of present mining activities.  Results are highlighted by a 13.82 metre (11.72 metres true width) intersection in hole ESI14-140 assaying 4.99g/t gold and 194g/t silver.

“Our recent drilling at the San Ignacio Mine has not only extended the mineralization to the south but has started to delineate a very significant lens of thicker and higher grade mineralization,” stated Robert Archer, President and CEO.  “With these encouraging results, we have modified the mine plan at San Ignacio and have turned our immediate focus to developing this new zone.”

Drill Highlights from San Ignacio

Drill Hole	Section	From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Ag (g/t)
ESI14-126	375N	125.30	129.99	4.69	4.06	3.59	156
ESI14-125	250N	115.10	128.10	13.00	7.46	5.45	156
ESI14-129	250N	110.63	120.08	9.45	8.18	3.56	256
ESI14-136	200N	91.80	117.22	25.42	19.47	3.61	130
ESI14-137	200N	99.86	114.05	14.19	10.87	2.79	172
ESI14-140	150N	89.20	103.02	13.82	11.72	4.99	196

The surface drilling program was concluded in mid-December 2014, with 25 holes drilled.  While mining to date has focused on the Intermediate vein and, to a lesser extent, on the Melladito vein, the drilling showed that the two veins merge to the south.  This single vein extension will retain the Melladito name and contains significantly better widths and grades than what was mined in 2014.  Several new splays of high grade mineralization have also been observed.

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This single vein extension forms a thick lens of epithermal mineralization extending at least 300 metres south of the present mineral resource block, and under historic workings dating back to the 19th century.  The vein structures are known to extend for approximately four kilometres along the length of the property leaving almost three kilometres of untested strike potential.  The most southerly holes drilled in the program were on section 150N, including hole ESI14-140 noted above.  Hole ESI14-136, on section 200N, included 19.47 metres true width, the thickest intersection to date, assaying 3.61g/t gold and 130g/t silver.  Several holes included narrower intervals of bonanza grade silver-gold mineralization.  Revised longitudinal sections and a complete table of assays can be found on the Company’s website at www.greatpanther.com.

The data from this drill program are presently being compiled, interpreted and modelled and a new San Ignacio Mineral Resource Estimate is expected to be announced this quarter, inclusive of the initial six holes that were announced on October 30, 2014.

The San Ignacio Mine entered commercial production in June 2014 as a satellite operation of the Guanajuato Mine Complex.  It is currently operating at approximately 300 tonnes per day, with ore being trucked 22 kilometres to the Company’s Cata processing plant.  As mineralization is close to surface, access and mine development is provided by a main ramp with auxiliary production levels.  The main production level has already reached the closest of the new exploration holes, ESI14-117, and development is continuing to the south.  The new drill results will be used to guide follow up underground drilling and development in 2015, all of which will be used to improve the classification of the resource.  Surface drilling in 2015 will focus primarily on the depth continuity of the Melladito vein and further extensions to the south.

The Company’s QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments; diligent monitoring of assay results; and necessary remedial actions.  Sample assaying was completed at the independent SGS-GTO lab in Guanajuato, GTO, Mexico.  Silver assaying was completed with AAS12B technique, with over-limits (300g/t) completed by FAG323.  Gold assaying was completed with FAA313 technique, with over-limits (10g/t) completed by FAG323.  Where necessary lead, zinc, copper, arsenic and antimony assays were completed using atomic absorption spectroscopy.

Robert F. Brown, P. Eng. and Vice President of Exploration for the Company, is the Qualified Person for the Guanajuato Mine Complex under the meaning of NI 43-101 and has reviewed these results.  Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio satellite mine, and the Topia Mine in Durango.  The Company also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in the Americas.

Robert Archer
President & CEO

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This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2013 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos
Director, Investor Relations
Toll free:        1 888 355 1766
Tel:               +1 604 638 8955
scacos@greatpanther.com
www.greatpanther.com

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Complete 2014 Drill-Hole Results from San Ignacio

Drill-Hole ID	From (m)	To (m)	Length (m)	True Width (m)	Au g/t	Ag g/t	ZONE
ESI14-117	132.75	141.70	8.95	7.75	7.42	244	Melladito
ESI14-117	150.90	151.90	1.00	0.97	5.85	257	Footwall*
ESI14-118	143.25	150.95	7.70	6.98	4.94	130	Melladito
ESI14-118	159.30	160.35	1.05	0.99	3.33	83	Footwall
ESI14-119	101.60	104.10	2.50	2.35	2.97	139	Melladito
ESI14-119	107.85	108.60	0.75	0.61	2.66	31	Footwall
ESI14-120	118.90	126.35	7.45	5.27	6.86	1133	Melladito
ESI14-120	138.40	139.60	1.20	0.77	1.14	5	Footwall
ESI14-121	106.60	107.80	1.20	0.98	2.44	108	Melladito
ESI14-121	107.80	109.30	1.50	1.23	0	0	Melladito (stope)
ESI14-122	108.45	110.50	2.05	1.93	4.34	273	Melladito splay
ESI14-123	107.05	109.00	1.95	1.69	0.63	128	Nombre de Dios
ESI14-124	119.70	125.95	6.25	4.79	2.69	97	Melladito
ESI14-124	135.60	136.10	0.50	0.47	0.62	25	Footwall
ESI14-125	115.10	128.10	13.00	7.46	5.45	156	Melladito
ESI14-125	157.20	161.50	4.30	3.29	6.65	120	Footwall
ESI14-126	113.80	114.35	0.55	0.39	19.06	531	Hangingwall*
ESI14-126	125.30	129.99	4.69	4.06	3.59	156	Melladito
ESI14-126	169.91	170.66	0.75	0.61	2.88	71	Footwall
ESI14-127	98.20	103.86	5.66	4.90	0.77	106	Melladito
ESI14-128	140.56	145.60	5.04	2.89	2.74	95	Melladito
ESI14-129	110.63	120.08	9.45	8.18	3.56	256	Melladito
ESI14-129	124.20	125.13	0.93	0.46	2.28	138	Footwall
ESI14-130							LOST
ESI14-131	99.96	106.77	6.81	5.22	2.37	64	Melladito
ESI14-132	149.56	155.85	6.29	4.82	3.63	142	Melladito
ESI14-132	165.22	166.12	0.90	0.90	0.11	35	Footwall
ESI14-133	90.91	91.09	0.18	0.17	0.10	11	Nombre de Dios
ESI14-134	109.11	111.57	2.46	1.74	1.28	66	Nombre de Dios
ESI14-135	127.84	128.34	0.50	0.47	0.59	119	Nombre de Dios
ESI14-135	207.76	208.26	0.50	0.50	0.47	223	Nombre de Dios II
ESI14-136	91.80	117.22	25.42	19.47	3.61	130	Melladito
ESI14-136	130.10	130.60	0.50	0.43	0.86	1	Footwall
ESI14-137	99.86	114.05	14.19	10.87	2.79	172	Hangingwall

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ESI14-137	126.22	126.72	0.50	0.38	1.64	55	Melladito
ESI14-137	137.50	147.07	9.57	8.29	0.76	62	Footwall
ESI14-138	139.68	140.40	0.72	0.44	4.41	80	Unknown
ESI14-139	120.60	123.70	3.10	2.44	3.21	46	Melladito
ESI14-139	130.15	136.31	6.16	4.43	2.90	82	Footwall
ESI14-140	89.20	103.02	13.82	11.72	4.99	194	Melladito
ESI14-140	112.05	112.59	0.54	0.43	3.51	12	Footwall
ESI14-141	90.14	91.00	0.86	0.86	6.69	1408	Hangingwall
ESI14-141	99.56	100.06	0.50	0.47	5.27	184	Hangingwall
ESI14-141	106.20	115.20	9.00	7.79	0.52	7	Melladito
ESI14-141	117.63	121.54	3.91	2.91	1.93	38	Footwall

* Footwall and *Hangingwall designated veins are relative to the Melladito structure, and are not to be considered contiguous zones.